CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
ZOO ENTERTAINMENT, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Zoo Entertainment, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.  The name of the corporation is Zoo Entertainment, Inc. (the “Corporation”).  The name under which the Corporation was originally incorporated is Driftwood Ventures, Inc., and the date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was November 13, 2007.  The Certificate of Incorporation of the Corporation was subsequently amended on December 3, 2008 by the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, to change the name of the Corporation to Zoo Entertainment, Inc.

2.  The Certificate of Incorporation of the Corporation is hereby amended by striking paragraph A of Article FOURTH thereof, and replacing it with the following:

“A.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is Three Billion Five Hundred Five Million (3,505,000,000), consisting of:

(i)  Three Billion Five Hundred Million (3,500,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”); and

(ii)  Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

The number of authorized shares of any such class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding plus the number of such shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any other outstanding securities issued by the Corporation that are convertible into or exercisable in any such class or series) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.”

3.  Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4.  This Certificate of Amendment to Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation be signed by its duly authorized officer this 10th day of March, 2010.

ZOO ENTERTAINMENT, INC.

By:	/s/ Mark Seremet
Mark Seremet
President and Chief Executive Officer